Exhibit 19.1

Ultragenyx Pharmaceutical Inc.

INSIDER TRADING POLICY

Approved: March 15, 2023

This Insider Trading Policy (this “Policy”) applies to all employees, officers, directors and consultants of Ultragenyx Pharmaceutical Inc. and its subsidiaries (collectively, the “Company”) as well as your family members, household members and entities controlled by you (as described below). This Policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with this Policy. Should you have any questions regarding this Policy, please contact the Company’s Chief Financial Officer (“CFO”) or the Company’s Chief Legal Officer.

Background

The Company’s Board of Directors (the “Board”) has adopted this Policy for our directors, officers, employees, and consultants as well as their family members, household members and entities controlled by them (as described below) with respect to the trading of the Company’s securities, as well as the securities of publicly traded companies with whom we have a business relationship.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences for such activities, which can be severe. Both the U.S. Securities and Exchange Commission (the “SEC”) and The Nasdaq Stock Market LLC (“Nasdaq”) investigate and are very effective at detecting insider trading. The SEC, together with the Offices of the U.S. Attorneys, pursues insider trading violations vigorously. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

Penalties for Noncompliance WITH THIS POLICY

The Law. Federal law imposes heavy penalties on those who, in violation of law, either buy or sell securities while aware of material nonpublic information, or pass such material nonpublic information along to others who use it to buy or sell securities (known as “tipping”).

Civil and Criminal Penalties. Potential penalties for insider trading violations include
(1) imprisonment for up to 20 years, (2) criminal fines of up to $5 million, and (3) civil fines of up to three times the profit gained or loss avoided.

Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of (1) $1.525 million, as may be adjusted for inflation, and (2) three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Company’s directors, officers, and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Company Sanctions. Failure to comply with this Policy may also subject you to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply with this Policy results in a violation of law.

Any of these consequences, and even an investigation that does not result in prosecution, can tarnish the Company’s reputation and irreparably damage you and the Company.

Scope of Policy

Persons Covered. As a director, officer, employee, or consultant of the Company, this Policy applies to you. The same restrictions that apply to you apply to: (1) your family members who reside with you, (2) anyone else who lives in your household, (3) any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities), (4) any corporations or other business entities controlled or managed by you, and (5) any trusts of which you are the trustee or otherwise have investment control over or beneficial or pecuniary interest. You are responsible for making sure that the purchase or sale of any security covered by this Policy by any such person or entity complies with this Policy.

Companies Covered. The prohibition on insider trading in this Policy is not limited to trading in the Company’s securities. It includes trading in the securities of other companies with whom we have a business relationship such as customers or suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment, or sale. Information that is not material to the Company may nevertheless be material to one of those other companies.

Transactions Generally Covered. Trading includes acquisitions/purchases and dispositions/sales of stock, derivative securities (such as put and call options and convertible debentures or preferred stock), debt securities (debentures, bonds, and notes), and gifts of securities. Trading also includes entering into or modifying a 10b5-1 Plan (as defined below) to trade securities in the future. Trading also includes certain transactions under Company plans, but not all of such transactions are subject to the trading restrictions under this Policy. Specifically:

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Stock Option Exercises and Restricted Stock/RSU Vesting. This Policy’s trading restrictions generally do not apply to the exercise of a stock option (whether in cash or through a net exercise). The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise. In addition, this Policy’s restrictions do not apply to the withholding of shares by the Company to satisfy a tax withholding obligation upon the vesting of restricted stock or settlement of restricted stock units (if applicable, and to the extent permitted under the Company’s equity incentive plans). However, the sale of shares, including a broker-assisted cashless exercise, to satisfy tax withholding obligations is subject to the restrictions set forth in this Policy.

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Employee Stock Purchase Plan. This Policy also does not apply to your purchases of Company stock in the Company’s Employee Stock Purchase Plan ( the “ESPP”) resulting from your periodic contribution of money to the ESPP pursuant to your payroll deduction election that is made while you are permitted to trade under this Policy and you are not aware of material nonpublic information regarding the Company. However, this Policy will apply to any: (a) election to participate in the ESPP for an enrollment period; (b) election to increase or decrease your amount of periodic contributions to the ESPP; and (c) sales of Company stock purchased under the ESPP.

Transaction Not Covered. If you own shares of a mutual fund that invests in the Company’s securities, there are no restrictions on trading the shares of the mutual fund at any time.

Statement of Policy

No Trading on Material Nonpublic Information. You may not trade in the securities of the Company, directly or indirectly, including through family members or other persons or entities, if you are aware of any material nonpublic information relating to the Company. Similarly, you may not trade, directly or indirectly, in the securities of any other company with whom we have a business relationship if you are aware of material nonpublic information about that company, including material nonpublic information that you obtained in the course of your employment with the Company.

As described below, directors, certain officers and designated employees as well as their family members, household members and entities under their control may only trade in Company securities during specific periods each quarter. The Company will notify you if you are subject to these trading restrictions. From time to time due to certain developments relating to material nonpublic information, the Company may also implement special blackout periods during which the Company may notify all employees or particular individuals that they should not engage in any transactions involving the purchase or sale of Company securities or the securities of another company. If you are subject to a special blackout period, you should not trade in the applicable company’s securities during such time and you should not disclose to others the fact that you are prohibited from trading. However, it is not the Company’s policy to impose special blackout periods every time that material nonpublic information exists, or every time that a Company employee may be in the possession of material nonpublic information. Thus, the absence of a special blackout should not be interpreted as permission to trade.

In addition, is it the Company’s policy to comply with all applicable securities laws when issuing or repurchasing its securities.

No Tipping. You may not pass material nonpublic information of the Company or any other company on to others or recommend to anyone the purchase or sale of any securities of the Company or any such other company when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.

No Exception for Hardship. The existence of a personal financial emergency does not excuse you from compliance with this Policy.

Definition of Material Nonpublic Information

Note that material nonpublic information has two important elements: (1) materiality and (2) public availability.

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold, or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:

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earnings or losses and other financial information, including projections or other earnings guidance, whether or not they are significantly higher or lower than generally expected by the investment community;
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a pending or proposed merger, acquisition, or sale of all or part of the Company’s business;
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current, proposed or contemplated transactions, business plans, financial restructurings, acquisition targets or significant expansions or contractions of operations;
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impending securities offerings by the Company;
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changes in management, directors or auditors;
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clinical trial results;

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significant new products or discoveries;
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negotiations regarding an important license, distribution agreement, or joint venture;
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pending FDA or other regulatory action;
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major events regarding the Company’s securities, including the declaration of a stock split, dividend or the offering of additional securities;
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impending financial problems;
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actual or threatened major litigation, or the resolution of such litigation;
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significant actual or potential cybersecurity incidents or events that affect the Company or third party providers that support the Company’s business operations, including computer system or network compromises, viruses or other destructive software, and data breach incidents that may disclose personal, business or other confidential information;
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new major contracts, order, suppliers, customer or finance sources, or the loss thereof; or
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changes in the status of any of the Company’s activities which may have an adverse or favorable impact.

Note that other types of information may also be material; no complete list can be given.

Both positive and negative information can be material. Because trading that receives scrutiny from federal and Nasdaq investigators will be evaluated after the fact with the benefit of hindsight, when in doubt, questions concerning the materiality of particular information should be resolved in favor of considering it material, and trading should be avoided.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule, Company information is considered nonpublic until after the second full trading day after the information is released. For example, if the Company announces financial earnings before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday (assuming you are not aware of other material nonpublic information at that time). However, if the Company announces earnings after trading begins on that Tuesday, the first time you can buy or sell Company securities is the opening of the market on Friday.

EXCEPTION FOR TRANSACTIONS PURSUANT TO RULE 10b5-1 PLANS

An exception to this rule is trading in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to a contract, instruction, or written plan that (1) specifies, or includes a written formula or algorithm or computer program for determining, the amount, price and date of securities to be purchased or sold, (2) is established at a time when you were not aware of material, nonpublic information, and (3) satisfies Exchange Act Rule 10b5-1(c) (a “10b5-1 Plan”). Any 10b5-1 Plan is required to be reviewed and approved by the CFO and the Chief Legal Officer, or designees of such persons, prior to entry into such plan. In addition, all amendments, modifications and terminations of a 10b5-1 Plan must be reviewed and approved by the CFO and the Chief Legal Officer, or designees of such persons prior to effecting any such amendments, modifications or terminations. In accordance with SEC rules, any 10b5-1 Plan must also satisfy the following requirements:

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Timing. A Rule 10b5-1 Plan can only be entered into, amended, modified or terminated during the Window Period (as defined below) and at a time when the person entering into the plan is not aware of material nonpublic information.

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Cooling-off Period. The first scheduled transaction in an approved and executed 10b5-1 Plan must not take place until the end of a cooling-off period, which means (a) if you are a director or Section 16 Executive Officer (defined below), the later of (i) ninety (90) calendar days after the 10b5-1 Plan is entered into, and (ii) two business days following the disclosure of the Company’s financial results in a Form 10-K or Form 10-Q for the fiscal quarter in which the 10b5-1 Plan was adopted (in any case, the transaction may occur after 120 calendar days after the 10b5-1 Plan is entered into), or (b) if you are not a director or Section 16 Executive Officer, thirty (30) calendar days after the 10b5-1 Plan is entered into. Amendments or modifications of a 10b5-1 Plan that impact the amount, price or timing of transactions under the plan will be treated as the adoption of a new plan and subject to the applicable cooling-off period described above.

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Good Faith. The 10b5-1 Plan must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of the securities laws, and you must act in good faith with respect to the 10b5-1 Plan.

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Restrictions on Overlapping and Single-Trade Plans. You may not enter into more than one 10b5-1 Plan for trading Company securities during the same period, unless the additional plan only authorizes “sell-to-cover” transactions to satisfy tax withholding obligations in connection with the vesting of equity awards. In addition, you may not enter into more than one single-trade 10b5-1 Plan within a 12-month period.

Directors and Section 16 Executive Officers are subject to additional requirements when entering into 10b5-1 Plans, including certification requirements (regarding material non-public information and good faith) as well as disclosure requirements (e.g., the Company will need to disclose in its Form 10-Q or Form 10-K the material terms of your plan, other than price).

In accordance with SEC rules, any 10b5-1 Plan adopted prior to February 27, 2023 that is not subsequently modified or amended on or after February 27, 2023 in the manner described under “Cooling-off Period” above is grandfathered from certain of the requirements described in this section. Please contact the Chief Legal Officer with any questions with respect to the requirements applicable to such 10b5-1 Plans.

Other than transactions pursuant to 10b5-1 Plans, there is no exception to this Policy, including for transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure, as noted above).

SPECIAL RESTRICTIONS FOR DIRECTORS, SECTION 16 EXECUTIVE OFFICERS AND CERTAIN OTHER PERSONS

Persons Subject to Special Restrictions. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of material nonpublic information, the Board has adopted certain procedures that apply to directors, officers subject to Section 16 of the Exchange Act (“Section 16 Executive Officers”), and certain designated employees and consultants of the Company and its subsidiaries who have access to material nonpublic information about the Company. The Company will notify you if you (as well as your family members, household members and entities you control) are subject to these special trading and/or pre-clearance restrictions, described below.

Window Periods. Each director, Section 16 Executive Officer, certain designated finance team members of the Company, and anyone else specifically designated as subject to window period restrictions may only trade in Company securities from the date that is two full trading days after the Company’s filing of a Form 10-Q or Form 10-K with the SEC to the end of business on the Monday of the second full calendar week prior to the end of each quarter (such period, the “Window Period”).

However, even if the Window Period is open, you (as well as your family members, household members and controlled entities) may not trade in Company securities if you are aware of material nonpublic information about the Company. In addition, if you are subject to the Company’s pre-clearance policy, described below, you must pre-clear transactions even if you (or your family members, household member or controlled entity) initiate them when the Window Period is open.

From time to time during the Window Period, the Company may close trading due to developments (such as a significant event or transaction) that may involve material nonpublic information. In such cases, the CFO and the Chief Legal Officer may notify particular individuals that they should not engage in any transactions in the Company’s securities, and should not disclose to others the fact that trading has been prohibited.

Even if the Window Period is closed, you may exercise stock options if no shares are to be sold. However, you may not effect sales of stock issued upon the exercise of stock options (including same-day sales and cashless exercises). Generally, all pending purchase and sale orders regarding Company securities that could be executed while the Window Period is open must be cancelled before it closes.

In light of these restrictions, if you anticipate the need to sell Company stock at a specific time in the future, you may wish to consider entering into a 10b5-1 Plan, as discussed above.

Pre-Clearance Procedures. Each director, Section 16 Executive Officer, certain designated finance team members of the Company, if any, and anyone else specifically designated as subject to pre-clearance restrictions must contact the CFO and the Chief Legal Officer, or designees of such persons in advance of effecting any transaction in the Company’s securities and obtain his/her prior approval of the transaction. The pre-clearance policy applies to these individuals (as well as their family members, household members and controlled entities) even if they are initiating a transaction while the Window Period is open. All requests must be submitted at least forty-eight (48) hours prior to making any transaction (purchase or sale) involving the Company’s securities. The CFO and the Chief Legal Officer, or designees of such persons will then determine whether the transaction may proceed. If the transaction is approved, the transaction must be executed within five business days after approval is obtained, but regardless may not be executed if you acquire material nonpublic information concerning the Company prior to the transaction’s execution. If a transaction is not completed within the period described above, the transaction must be approved again before it may be executed. If a proposed transaction is not approved under the pre-clearance policy, you (or your family member, household member or controlled entity) should refrain from initiating any transaction in Company securities, and you should not inform anyone within or outside the Company of the restriction.

Section 16 Reporting. For directors and Section 16 Executive Officers, if the Company pre-clears the transaction and you proceed with it, the Company will assist you in complying with your reporting obligations under Section 16 of the Exchange Act (“Section 16”). Under Section 16, directors and Section 16 Executive Officers are required to a file a Form 4 within two business days after certain changes in beneficial ownership occur (including the exercise of options or other derivative securities and gifts of securities). Form 4 requires that you provide detailed information relating to any purchase, sale, or exercise, including the price of the shares acquired or disposed, the transaction date, and the amount of securities beneficially owned following the transaction. As such, you should promptly report the details of any transaction that you engage in to the CFO or the Chief Legal Officer.

Rule 144. If you are a director or Section 16 Executive Officer, you may be deemed to be an “affiliate” of the Company. Consequently, shares of Company common stock held by you may be considered to be “restricted securities” or “control securities,” the sale of which are subject to compliance with Rule 144 under the Securities Act of 1933, as amended (or any other applicable exemption under the federal securities laws). If this is the case, note that Rule 144 places limits on the number of shares you may be able to sell and provides that certain procedures must be followed before you can sell shares of Company stock. Contact the Chief Legal Officer for more information on Rule 144.

Additional Guidance

The Company considers it improper and inappropriate for those employed by or associated with the Company to engage in short term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws. Accordingly, trading in Company securities is subject to the following additional guidance.

Short-term Trading. Any person or entity covered by this Policy may not sell Company securities within six months of purchasing Company securities.

Short Sales. Any person or entity covered by this Policy may not engage in short sales of the Company’s securities (sales of securities that are not then owned), including any “sales against the box” (a sale with delayed delivery).

Hedging Transactions. The Company prohibits purchasing “hedge” instruments and engaging in other hedging, offsetting and monetization transactions that are designed to hedge, offset or transfer, with respect to equity compensation received by a director, officer, or employee or other equity securities held (directly or indirectly) by a director, officer or employee, all or a portion of the risk of a decline in the market price of shares of Company securities. Instruments that would be considered to be a “hedge” include prepaid variable forward contracts, equity swaps, collars, and exchange funds. For the avoidance of doubt, 10b5-1 Plans providing for future sales or purchases of securities are not prohibited by this Policy.

Publicly Traded Options and Other Derivative Securities. Any person or entity covered by this Policy may not engage in transactions in publicly traded options on Company securities, such as puts, calls, and other derivative securities, on an exchange or in any other organized market.

Standing Orders. Standing orders should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves you without control over the timing of the transaction. A standing order transaction executed by the broker when you (or your family member, household member or controlled entity) are aware of material nonpublic information may result in unlawful insider trading.

Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when an insider is aware of material nonpublic information may, under some circumstances, result in unlawful insider trading. Because of this danger, you are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

Post-Termination Transactions

This Policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company or a subsidiary as follows: if you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer material.

Unauthorized Disclosure

Maintaining the confidentiality of Company information is essential for competitive, security, and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or material nonpublic information may expose the Company and you to significant risk of investigation and litigation.

The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company, and its management. Accordingly, it is important that responses to inquiries about the Company by the press, investment analysts, or others in the financial community be made on the Company’s behalf only through authorized individuals. If you receive inquiries of this nature, refer them to the CFO and the Chief Legal Officer.

Personal Responsibility

You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. If you violate this Policy, the Company may take disciplinary action, including dismissal for cause.

Company Assistance

Your compliance with this Policy is of the utmost importance both for you and for the Company. If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from the CFO and the Chief Legal Officer. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive, and carry severe consequences. On an annual basis, you must certify that you have read and understood this Policy.